EXHIBIT 99.A

ITEM 4 OWNERSHIP

Each of the entities named in Item 4 (collectively, the "AGI Affiliated Advisers"), including AGI Indonesia which is an affiliate of AGI GmbH, is a non-U.S. institution as described in Item 3(j).

The securities reported in this Schedule 13G are held by investment advisory clients or discretionary accounts of which an AGI Affiliated Adviser is the investment adviser. When an investment management contract (including a sub-advisory agreement) delegates to an AGI Affiliated Adviser investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, the AGI Affiliated Adviser is treated as having sole investment discretion or voting authority, as the case may be, for purposes of Schedule 13G filings unless the agreement specifies otherwise, and when an AGI Affiliated Adviser delegates to a third party investment discretion or voting power over the securities held in investment advisory accounts of an AGI Affiliated Adviser, the AGI Affiliated Adviser is treated as having shared investment discretion or voting authority, as the case may be, over the securities held in such investment advisory accounts for purposes of Schedule 13G filings unless the agreement specifies otherwise. Each AGI Affiliated Adviser may be deemed to beneficially own the securities held by its clients or accounts within the meaning of rule 13d-3 under the Act.

In accordance with SEC Release No. 34-39538 (January 12, 1998), this Schedule 13G reports the securities beneficially owned, or deemed to be beneficially owned, by certain subsidiaries and affiliates of AGI GmbH. It does not include securities, if any, beneficially owned by other affiliates of AGI GmbH whose ownership of securities is disaggregated from that of AGI GmbH and the AGI Affiliated Advisers in accordance with that release (nor does it include securities, if any, beneficially owned by Allianz SE or its affiliates outside of the AGI Affiliated Advisers that are also disaggregated in accordance with that release).

The AGI Affiliated Advisers believe that they do not constitute a "group" within the meaning of Rule 13d-5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of the securities reported in this Schedule 13G held by any of them or by any persons or entities for whom or for which any AGI Affiliated Adviser provides investment management services. Each of the AGI Affiliated Advisers also disclaims beneficial ownership of these securities except to the extent of that filer's pecuniary interest therein.